SYNTHESIS ENERGY SYSTEMS

Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, Texas 77056

April 20, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention: Ms. Pamela Long
Mr. Edward M. Kelly

RE: Registration Statement on Form S-3
File No. 333-210786

Dear Ms. Long and Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synthesis Energy Systems, Inc. (the "Company") respectfully requests that the registration statement on Form S-3, File No. 333-210786 (the "Registration Statement"), be declared effective at 4:00 P.M., Washington, D.C. time, on April 21, 2016, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action by the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Synthesis Energy Systems, Inc.

Roger Ondreko

Roger Ondreko
Chief Financial Officer